EXHIBIT 20

PEPSICO TO ACQUIRE TROPICANA,
WORLD LEADER IN BRANDED JUICES, FROM SEAGRAM


PURCHASE, N.Y., July 20 -- PepsiCo, Inc. announced today that it will buy the global Tropicana juice business from The Seagram Company Ltd. for $3.3 billion in cash.

With 1997 revenues of nearly $2 billion, Tropicana is the world's largest marketer and producer of branded juices. Its portfolio includes many of the best known trademarks in the industry, including Tropicana Pure Premium, Season's Best and Dole. Tropicana Pure Premium, the company's leading trademark, is among the 10 largest food brands sold in U.S. grocery stores.

Tropicana, based in Bradenton, Fla., is also one of the world's fastest growing major juice companies. Its operating income has grown at a compounded annual rate of about 15% over the last five years.

"Tropicana is an absolutely terrific company, the best in the business," said Roger Enrico, chairman and chief executive officer of PepsiCo. "Its talented people, powerful brands, top-quality products and exceptionally strong position in the growing juice market make it a wonderful complement to PepsiCo's existing snack and beverage businesses. As a new division of PepsiCo, Tropicana will be a very important part of our long-term growth strategy."

Enrico said that Tropicana will dramatically expand PepsiCo's beverage presence into the morning "daypart," where consumption of PepsiCo's traditional soft drinks is relatively low. Tropicana also will significantly strengthen the portfolio of products PepsiCo can offer its millions of retail, vending and food service customers.

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"Given  PepsiCo's broad experience in developing,  manufacturing,  marketing and distributing both food and beverage products, Tropicana will be a great fit," Enrico said.

In the $16 billion U.S. juice and juice beverage industry, Tropicana is the national leader of the chilled juice segment. It has a particularly large share in the fastest growing part of that segment, chilled not-from-concentrate juice, which has grown by more than 8% annually since 1993.

Outside the U.S. Tropicana holds leading positions in the chilled orange juice industries in Belgium, Canada, France and the United Kingdom, which together have enjoyed rapid growth, with annual industry sales growth of nearly 12% for chilled orange juice and 20% for chilled not-from-concentrate orange juice. The company also has expanding businesses in Japan, China, Taiwan and Hong Kong.

In addition to Tropicana Pure Premium, Season's Best and Dole, the company's portfolio includes Tropicana Pure Tropics 100% juice products and Tropicana Twister juice beverage products in the United States and Fruvita chilled and Hitchcock shelf-stable juices and Looza nectars and juices in Europe.
Tropicana's Copella Fruit Juices Ltd. sells the most popular not-from-concentrate apple juice in the United Kingdom.

The transaction, which is subject to Hart-Scott-Rodino and other customary regulatory approvals, is expected to close by the end of August. Lehman Brothers served as financial adviser to PepsiCo.

PepsiCo consists of Pepsi-Cola Company, the world's second largest beverage company, and Frito-Lay Company, the world's largest maker of salty snacks. PepsiCo's 1997 revenues were $21 billion.